Exhibit 12

NewMarket Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(in thousands, except ratios)	2016	2015	2014	2013	2012
Earnings:
Income from continuing operations before income tax expense	$343,208	$338,971	$339,099	$341,311	$337,568
Interest and financing expenses, net	16,785	14,652	16,567	17,796	8,435
Portion of rent expense representative of interest factor	11,061	11,202	10,082	8,541	8,115
Amortization of capitalized interest	545	391	371	339	313
Adjusted income from continuing operations before income tax expense	$371,599	$365,216	$366,119	$367,987	$354,431

Fixed charges:
Interest and financing expenses (before deducting capitalized interest)	$19,896	$17,442	$17,825	$21,236	$11,126
Portion of rent expense representative of interest factor	11,061	11,202	10,082	8,541	8,115
Total fixed charges	$30,957	$28,644	$27,907	$29,777	$19,241

Ratio of earnings to fixed charges	12.0	12.8	13.1	12.4	18.4